Filed by CNH Global N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 333-05752

Subject Company: CNH Global N.V.

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations CNH Corporate Communications	+1 (630) 887-3745 +1 (630) 887-3823

CNH Announces Extraordinary General Meeting

BURR RIDGE, IL — (November 30, 2012) —The Board of Directors of CNH Global N.V. (NYSE:CNH) will hold an Extraordinary General Meeting (the “Meeting”) of Shareholders at 5:00 p.m. CET on Monday, December 17, 2012 at the offices of the Company in the World Trade Center Amsterdam Airport, 10th Floor, Tower B, Schiphol Boulevard 217, 1118 BH Schiphol Airport, The Netherlands.

Shareholders will be asked to vote on four proposals: the payment of an extraordinary dividend to Company shareholders in the amount of US$ 10/share; amendments to the Company’s Articles of Association to facilitate the payment of the dividend consistent with the Merger Agreement recently signed by the Company and Fiat Industrial S.p.A.; with respect to the dividend process, the allocation of part of CNH’s reserves to special separate reserves; and ratification of the compensation to be paid to the members of the Special Committee. The Company’s Board of Directors has approved these proposals and recommends the Company’s shareholders approve such proposals.

In accordance with Article 16 of the Company’s Articles of Association, persons who are permitted by law to attend the Meeting, other than the registered shareholders, must provide documentary evidence of their right to attend, the number of votes they can vote for, a proxy to vote for this number of shares to be issued by their nominee and they must provide to the Company a declaration of a financial institution administrating their interest in the Company, that the relevant person will retain his interest in the Company until after the Meeting. This documentary evidence must be received at the Company’s offices by no later than 5:00 p.m. (Amsterdam time) on Friday, December 14, 2012 and upon such deposit they shall be registered in the Meeting Register.

Pursuant to Article 17 of the Company’s Articles of Association, registered shareholders who are unable to attend, may appoint another person to attend on their behalf. In such case, they are required to complete and sign a Proxy Form that can be acquired through the Company and return it by fax to the number indicated on the form so that it is received at the Company’s offices not later than 5:00 p.m. (Amsterdam time) on Friday, December 14, 2012.

Pursuant to Article 17 of the Company’s Articles of Association, persons who are permitted by law to attend the Meeting and who are unable to attend, may appoint another person to attend on their behalf. In such case, they are required to complete and sign a Proxy Form that can be acquired through the Company and return it, together with a declaration of a financial institution administrating their interest in the Company that the relevant person will retain his interest in the Company/right to attend the Meeting until after the Meeting, by fax to the number indicated on the form so that it is received at the Company’s offices not later than 5:00 p.m. (Amsterdam time) on Friday, December 14, 2012. Shareholders holding American Depositary Shares (“ADRs”) desiring to vote should act on instructions to be transmitted from J.P. Morgan, as depositary for the ADRs (which may be contacted at 800-990-1135 (toll free) and +1-651-453-2128 (outside the United States)).

Approval of the business combination itself will be the subject of a future shareholders meeting that will be convened for that purpose.

Shareholders can view additional agenda items and a copy of the proposed amendment to the Company’s Articles of Association, as well as the Company’s interim, unaudited balance sheet as of September 30, 2012 on the Company’s website.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

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This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities. An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with Fiat Industrial. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.